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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                               COPLEY PROPERTIES, INC.
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                                (Name of Issuer)

                   Common Stock, $1.00 par value per share
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                         (Title of Class of Securities)

                                217 454 107 000
                       -------------------------------
                                 (CUSIP Number)

                                 N. Keith McKey
                 300 One Jackson Place, 188 East Capitol Street
                    Jackson, Mississippi 39201; (601) 354-3555
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 24, 1996
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        This document contains 5 pages.
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                                AMENDMENT NO. 8

                                       TO

                                  SCHEDULE 13D

                            COPLEY PROPERTIES, INC.
                            ----------------------

                 The Statement on Schedule 13D (the "Statement") with respect to the shares of common stock, $1.00 par value per share ("Shares"), of Copley Properties, Inc. (the "Issuer"), filed by EastGroup Properties ("EastGroup"), with the Securities and Exchange Commission (the "SEC") on April 26, 1995, as amended, is hereby further amended as follows:


ITEM 4.          PURPOSE OF TRANSACTION.

                 [Item 4 of the Statement is hereby amended by the addition of the following:]

                          As previously disclosed in Amendment No. 7 to this
                 Statement, EastGroup on November 15, 1995 made a preliminary proposal to enter into a business combination transaction with the Issuer. EastGroup's November 15, 1995 preliminary proposal was made in accordance with the determination of the Issuer's Board of Directors that it was in the best interest of the Issuer's shareholders to gauge the market's interest in acquiring the Issuer by soliciting merger or other acquisition proposals for the Issuer. The Issuer's Board announced on November 16, 1995 that it had received a number of preliminary proposals, including EastGroup's. The Issuer provided additional information to EastGroup and certain of the other persons who made preliminary proposals and requested that each make a final proposal for the merger or the acquisition of the Issuer or its assets. On January 24, 1996, EastGroup delivered a merger proposal to the Issuer, which proposal is set forth as Exhibit VIII and incorporated herein by this reference.


ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

                 [Item 7 of the Statement is hereby amended by the addition of the following:]


                 VIII. Correspondence dated January 24, 1996 from EastGroup to the Issuer.





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                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  January 24, 1996


                              EASTGROUP PROPERTIES


                              By:   /s/ David H. Hoster II
                                  --------------------------------
                                  David H. Hoster II
                                  President





                               Page 3 of 5 Pages
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                                                              EXHIBIT VIII
                                                              ------------

                                  EASTGROUP
                                  PROPERTIES

                                                      January 24, 1996

Morgan Stanley Realty Incorporated
Attn: Christopher Niehaus
1585 Broadway, 37th Floor
New York, NY 10036

       RE: Copley Properties, Inc. (the "Company")
           ---------------------------------------

Dear Mr. Niehaus:

         This letter is the proposal of EastGroup Properties ("EastGroup") to engage in a merger with the Company (the "Merger"). This proposal is made in accordance with your letter of January 10, 1996, as supplemented by your letter of January 11, 1996 and the telephone conversation between David Bednar of your office and Keith McKey of EastGroup on January 15, 1996.

         Pursuant to the Merger, each share of the Company's common stock, $1.00 par value (a "Company Share"), will be converted into a number of EastGroup shares of beneficial interest, $1.00 par value ("EastGroup Shares"), having a value of $15,60, based upon the Buyer Share Price (as hereinafter defined); provided, however, that in the event the Company conveys its interest in University Business Center Associates prior to the consummation of the Merger and distributes the net proceeds thereof to its shareholders, each Company Share will be converted into EastGroup Shares having a value of $12.00, based upon the Buyer Share Price. "Buyer Share Price" means an amount equal to the average of the closing sales price of EastGroup Shares on the New York Stock Exchange for the 20 trading days immediately preceding the fifth trading day prior to the effective time of the Merger; provided, however, that the Buyer Share Price shall not be greater than $23.00 nor less than $20.50. In the event the Buyer Share Price as calculated in accordance with the above formula
(i) is less than $20.50, It shall be deemed to equal $20.50 or (ii) is greater than $23.00, it shall be deemed to equal $23.00. The above proposals assume that EastGroup will be responsible for assuming, refinancing or otherwise dealing with the Company's indebtedness outstanding as of the date of the Merger.

         The Company's shareholders will receive newly-issued EastGroup Shares pursuant to the Merger. EastGroup has sufficient authorized but unissued EastGroup Shares to complete the Merger.


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Morgan Stanley Realty Incorproated
January 24, 1996
Page Two


        We have enclosed herewith the January 11, 1996 draft of the Agreement and Plan of Merger sent to us by Goodwin, Procter & Hoar, on which we have made changes that make the Agreement and Plan of Merger acceptable to EastGroup.
Our proposal is subject to execution of a mutually acceptable Agreement and Plan of Merger.

        EastGroup's proposal is also subject to (i) EastGroup satisfying itself, in its sole discretion, that neither the Company nor its successors and assigns will be subject to any material liability as a result of the environmental problems identified in the Environmental Assessment and Subsurface Evaluation of Applied GeoScience dated July 28, 1995 with respect to the property at 17120 Kingsview Avenue, Carson, California and (ii) EastGroup's review and approval of the Copley Disclosure Letter referred to in the Agreement and Plan of Merger.

        EastGroup's proposal shall terminate if not accepted by 10:00 A.M., Eastern Standard Time, on February 13, 1996.

        If you should have any questions or wish to clarify any matter with respect to EastGroup's proposal, please call David H. Hoster II or the undersigned at (601) 354-3555.

                                                Very truly yours,


                                                EASTGROUP PROPERTIES

                                                /s/ N. Keith McKey

                                                N. Keith McKey
                                                Chief Financial Officer


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